[redacted]

09041169

KG 11/2/09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 02142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trubee, Collins & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 One M & T Plaza
(No. and Street)

Buffalo (City) NY (State) 14203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor 716-849-1470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

403 Main Street (Address) Buffalo (City) NY (State) 14203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/2/09

OATH OR AFFIRMATION

I, William R. Pictor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trubee, Collins & Co., Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEAN M. TORLONE
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 12/29/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lumsden &
McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Trubee, Collins & Co., Inc.

We have audited the accompanying statements of financial condition of Trubee, Collins & Co., Inc. as of December 31, 2008 and 2007 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trubee, Collins & Co., Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements of Trubee, Collins & Co., Inc. taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lumsden & McCormick, LLP

February 4, 2009

www.lumsdencpa.com 403 Main St., Suite 430 · Buffalo, New York 14203 716-856-3300 · Fax 716-856-2524

Statements of Financial Condition

December 31,	2008	2007
Assets		
Cash	$ 190,008	$ 278,695
Receivables from brokers and dealers	317,487	380,058
Investments	-	598
Property and equipment, net (Note 2)	18,835	31,023
Prepaid expenses and other	58,212	51,717
	$ 584,542	$ 742,091
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 181,401	$ 324,050
Liabilities subordinated to claims of general creditors (Note 3)	26,000	26,000
Stockholders' equity:		
Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares	10,216	10,216
Additional paid-in capital	418,056	418,056
Retained earnings	68,819	83,719
Treasury stock - 2,875 shares at cost	(119,950)	(119,950)
	377,141	392,041
	$ 584,542	$ 742,091

See accompanying notes.

Statements of Changes in Stockholders' Equity

For the years ended December 31, 2008 and 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - December 31, 2006	10,216	$ 10,216	$ 418,056	$ 80,738	$ (119,950)	$ **389,060**
Net income	-	-	-	2,981	-	**2,981**
Balance - December 31, 2007	10,216	10,216	418,056	83,719	(119,950)	**392,041**
Net loss	-	-	-	(14,900)	-	**(14,900)**
Balance - December 31, 2008	10,216	$ 10,216	$ 418,056	$ 68,819	$ (119,950)	$ **377,141**

See accompanying notes.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the years ended December 31,	2008	2007
Subordinated liabilities - beginning	$ 26,000	$ 26,000
Increases (decreases)	-	-
Subordinated liabilities - ending	$ 26,000	$ 26,000

See accompanying notes.

Statements of Cash Flows

For the years ended December 31,	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (14,900)	$ 2,981
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	12,188	20,443
Deferred income taxes	(4,500)	(2,500)
Changes in other operating assets and liabilities:		
Receivables from brokers and dealers	62,571	(49,125)
Investments	598	3,144
Prepaid expenses and other	(6,495)	10,790
Accounts payable and accrued expenses	(138,149)	86,470
Net cash flows from (for) operating activities	(88,687)	72,203
Cash flows for investing activities:		
Purchase of equipment	-	(1,082)
Net increase (decrease) in cash	(88,687)	71,121
Cash - beginning	278,695	207,574
Cash - ending	$ 190,008	$ 278,695

See acommpanying notes.